____________________________________________________________

601 Jefferson Street •  Suite 3400

Houston TX 77002

July 27, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	KBR, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 1-33146

Dear Mr. Hartz:

Thank you for your letter July 19, 2010 related to the SEC’s comments on the KBR, Inc. (“KBR”) filings referenced above.  Attached are KBR’s responses to your specific comments.  For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

If you or any member of the SEC staff has any questions relating to this submission, we request that you or such member call me directly at (713) 753-3635 (fax no. (713) 753-6604) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 752-3301).

Sincerely,

/s/ John W. Gann, Jr.
John W. Gann, Jr.
Vice President and Chief Accounting Officer

Attachment

July 27, 2010
MEMORANDUM

TO:	Securities and Exchange Commission
Division of Corporation Finance

FROM:	KBR, Inc.

RE:	Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 1-33146
Response to SEC Staff Comments dated July 19, 2010

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated July 19, 2010 regarding the KBR, Inc. (“KBR”) filings referenced above.  Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-Q for the period ended June 30, 2010. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully request that the staff review our responses to its comments at its earliest convenience.  Please advise us as of any further comments as soon as possible.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Our supplemental responses to the following comments include our additional disclosures or other revisions to be included in future filings.

Financial Statements

Notes to the Financial Statements

Note 10. United States Government Contract Work, page 81

2.
We note your response to prior comment 6.  In the event of full disallowance of costs pursuant to Form 1 notices, your response indicates that you could be exposed to collection risks from your subcontractors related to amounts that subcontractors would need to return back to you.  In this regard, please expand your disclosures to address the risk that subcontractors may not be able to return these amounts back to you and how you account for each material matter.

Response:

We supplementally inform the staff that we believe the costs incurred related to the Container and the Dining Facility matters that are subject to Form 1’s were reasonable and we intend to defend ourselves vigorously on these matters.  We believe the likelihood of full disallowance of the costs questioned pursuant to Form 1 notices for these matters is low and that the amounts withheld from subcontractors and the loss accruals we have recorded are adequate.  Accordingly, and as discussed with Ms. Salik  on July 21, we believe expanding our existing disclosures of these matters to address the risk that subcontractors may not be able to return additional amounts previously paid in the event of full disallowance of costs pursuant to Form 1 notices is not relevant or consistent with our belief.

Our existing footnote disclosure with respect to the Dining Facilities matter, “United States Government Contract Work – Dining Facilities” includes “we believe the prices obtained for these services were reasonable and intend to vigorously defend ourselves on this matter”.

In addition, with respect to the Dining Facility matter, we intend to amend future filings to include the following disclosures in our footnote “United States Government Contract Work – Dining Facilities”:

“We believe the prices obtained for these services were reasonable, we intend to vigorously defend ourselves in this matter and we do not believe we face risk of significant loss from any disallowance of these costs in excess of amounts withheld from our subcontractors.”

In addition, with respect to the Container matter, we intend to amend future filings to include the following disclosures in our footnote “United States Government Contract Work – Containers” as follows:

“We believe that the costs incurred associated with providing containerized housing are reasonable and we intend to vigorously defend ourselves in this matter and we do not believe that we face risk of significant loss from any disallowance of these costs in excess of the amounts we have withheld from our subcontractors and the loss accruals we have recorded”.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

General

3.	Please address the above comments in your interim filings as well.

Response:

We supplementally advise the SEC staff that we have considered your comments and our responses as they relate to our Form 10-Q for the period ended March 31, 2010, and will address the disclosures as necessary in our future filings.

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In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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